Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

30 June 2012

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 30 JUNE 2012

OPERATIONS

Total cash receipts from customers during the quarter ended 30 June 2012 were $1.39 million, which represented a healthy 25% increase on the same figure for the preceding March quarter.  This increase was attributable to growing sales revenue from the Company’s BREVAGen™ test in the U.S., together with improved sales from its paternity business and additional annuity income.

Following the raising of $10.89 million by the Company from the placement of 60 million shares in late July 2011, the Group’s cash reserves closed out the 2012 financial year at approximately $8.90 million.  This balance included the effects of the deconsolidation of former subsidiary ImmunAid Pty. Ltd. which is no longer part of the Group after the conclusion of its $1.00 million fundraising to independent third parties during the June quarter.  GTG still holds a 45.5% interest in ImmunAid Pty. Ltd. which had a net carrying value of approximately $4.43 million as at 30 June 2012.

Further information regarding the Company’s sales and results from operations will be provided to the Market in the Company’s 2012 Financial Report and accompanying ASX Appendix 4E which will be released prior to the end of August 2012.

BREVAGen™ breast cancer risk test

During the June quarter, the Company announced that it had executed credentialing contracts with four Preferred Provider Organisations (“PPOs”) which represent an estimated 13 million covered lives in the U.S.  Progress with these leading PPOs has been a key driver of improvements in the collection of revenue from the sale of the BREVAGen™ test.  Credentialing with these PPOs allows for expedited claim adjudication (as “in-network”) which provides improved cash flow while obtaining an acceptable level of reimbursement, and reduces the costs incurred through appealing denials.  Contracts with PPOs are fundamental to getting the BREVAGen™ test “in network”, which streamlines the claims management process within these PPOs, ultimately resulting in improved reimbursement for the BREVAGen™ test.  Once BREVAGen™ test volumes reach a significant level and Genetic Technologies has gathered the clinical utility data, the Company will approach insurers directly to contract.

On 26 July 2012, the Company announced that the Laboratory Field Services Unit of the California Department of Public Health had granted a license to the Company’s Australian-based laboratory allowing Genetic Technologies’ U.S. subsidiary, Phenogen Sciences Inc., to offer Clinical Laboratory services to California residents.  This effectively means that BREVAGen™ may now be offered for sale into the State of California.  Based solely on breast cancer incidence rates, California represents approximately 11% of the total United States breast cancer market, with over 25,000 new cases of breast cancer diagnosed annually (ACS Breast Cancer Facts & Figures 2011-12, ACS Cancer Facts & Figures 2012).

In April 2011, Genetic Technologies successfully attained CLIA approval, allowing BREVAGen™ to be sold into 42 U.S. States.  Following the Company’s receipt of a certificate of compliance issued by the Centers for Medicare and Medicaid Services in February 2012, the Company has submitted applications for “Out of State Licensure,” which allow BREVAGen™ to also be sold in Pennsylvania, Rhode Island, Nevada, Tennessee, Maryland, and now in California.  The Company has also submitted a licensure application in Florida and expects to receive approval to sell BREVAGen™ in this key State shortly.  The Company is also preparing an application to submit to the New York State Department of Health, Clinical Laboratory Evaluation Program (CLEP) to offer Out of State Clinical Lab services to residents of New York State.

During the quarter, the number of full time Regional Business Managers (“RBMs”) employed in the Phenogen sales team was further expanded to ten, including several of whom have recently been appointed to service the new States for which the Company has now received clearance to sell the BREVAGen™ test.

1

Planning for further clinical studies to improve the utility of the BREVAGen™ test and to expand its addressable market is underway.

In May 2012, a story highlighting the BREVAGen™ test and its U.S. launch featured on Australia’s Channel 7 news and current affairs television show Today Tonight which was broadcast nationally across Australia.

[See: http://au.news.yahoo.com/today-tonight/latest/article/-/13691294/breast-cancer-breakthrough/]

A further story highlighting the BREVAGen™ test also featured on Good Morning Texas in late May which was broadcast in the U.S.

[See: http://www.wfaa.com/video?id=154472185&sec=553117&ref=rcvidmod]

LICENSING AND IP

Assertion programs

On 26 May 2011, the Company announced it had filed a third patent infringement law suit in the U.S., in the U.S. District Court for the District of Colorado, asserting infringement of its primary non-coding patent against the following parties:

Agilent Technologies Inc.	Bristol-Myers Squibb Company
Eurofins STA Laboratories Inc.	GlaxoSmithKline PLC
Hologic Inc.	Merial LLC
Navigenics Inc.	Neogen Corporation / GeneSeek Inc.
Pfizer Inc.	454 Life Sciences Corporation.

The Company is pleased to report that Settlement and License Agreements have now been executed with Navigenics Inc., Hologic Inc., Eurofins STA Laboratories Inc. and GeneSeek Inc. and that settlement discussions with certain other parties to the Colorado suit are progressing.

Other licensing activities

On 9 July 2012, the Company announced that it had expanded the scope and jurisdictional reach of its off balance sheet funded retention arrangement with Sheridan Ross P.C. (“Sheridan Ross”) of Denver, Colorado.  Originally limited to actions brought only in the U.S., and limited in scope to cover only the Company’s 5,612,179, 5,851,762, 5,192,659 and 5,789,568 U.S. patents, the expanded assertion arrangement with Sheridan Ross now covers all of GTG’s non-coding patents in all jurisdictions.  Importantly, Sheridan Ross will now be able to assist GTG with asserting its non-coding patents globally, effectively acting as GTG’s lead counsel in these international efforts, particularly in Europe.

Request for patent re-examination

Also on 9 July 2012, the Company announced that it had received formal notification from the United States Patent and Trademark Office (“USPTO”) that it had received and granted a request for ex parte re-examination of claims 1-18 and 26-32 of the Company’s 5,612,179 (the ‘179) non-coding DNA patent brought by Merial L.L.C. of Duluth, Georgia (“Merial”).

Requesting re-examination is a common strategy employed by defendants in patent infringement proceedings and, as such, it is not unexpected from Merial who is currently a defendant in the above Colorado action brought by the Company for infringement of the ‘179 patent.  The ‘179 patent is very robust having been through a previous re-examination with the USPTO which resulted in the re-issuing of the patent in full with all claims upheld.  The Company firmly believes that the claims of the ‘179 patent will be upheld in the re-examination and, as was the case in previous challenges, GTG will actively defend this matter in order to have the patent upheld.

2

OTHER ASSETS

As part of the Company’s strategy to place a stronger emphasis on the expansion of its cancer diagnostic franchise, its research programs are being progressed with a view to out-license, co-develop or partner the respective technologies.

ImmunAidTM

On 13 April 2012, the Company announced that its former subsidiary, ImmunAid Pty. Ltd., had successfully raised $1 million in a private placement from U.S., European and Australian sophisticated investors.  This financing provides ImmunAid with sufficient resources to enable the company to advance its novel approach to cancer therapy by the timely reversal of immune system suppression via its unique “on/off” technology.

RareCellect™

Discussions with large international companies interested in pursuing potential commercial collaborations are continuing, with a number progressing due diligence on the RareCellect™ data and samples.

CORPORATE MATTERS

On 20 April 2012 and 30 May 2012, the Company announced the granting of a total of 1,750,000 and 500,000 options, respectively, to a total of eight employees of the Group.  Each option, which was granted at no cost, entitles the holder to acquire one ordinary share in the Company at a price of $0.12 each at any time up to, and including, 20 February 2017.

During the June quarter, a total of 750,000 options which had previously been issued to former employees of the Group were forfeited and subsequently cancelled.  There was a total of 20,125,000 options outstanding as at the end of the 2012 financial year.

On 24 July 2012, Mr. Greg Brown was appointed as a Director of the Company.  Mr. Brown has over 25 years of international business experience in the healthcare industry and has held the role of Sales and Marketing Director for Baxter Diagnostics in Australia and in the UK; Senior Global Marketing Manager for Roche Molecular Systems; Vice President, Global Strategic Marketing for Digene Corporation; and has led sales, device management, marketing and managed care teams in Europe and the U.S.  Most recently he held the role of Managing Director and CEO of diagnostics device company ImpediMed (ASX: IPD), which has a primary breast cancer focus.  He remains on the board of ImpediMed as an Executive Director.

Signed on behalf of Genetic Technologies Limited

Dated this 30th day of July, 2012
DR. PAUL D.R. MacLEMAN
Chief Executive Officer

3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000.  Amended 30/9/2001, 24/10/2005.

Name of entity
GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)
17 009 212 328	30 JUNE 2012

Consolidated statement of cash flows

			Current quarter (June 2012) A$	Year to date (twelve months) A$
		Cash flows related to operating activities
1.1		Receipts from customers	1,385,221	6,299,610
1.2	Payments for	(a) staff costs	(1,734,532)	(7,147,461)
		(b) advertising and marketing	(263,555)	(592,848)
		(c) research and development	(8,707)	(8,707)
		(d) leased assets	—	—
		(e) other working capital	(1,709,229)	(6,776,705)
1.3		Dividends received	—	—
1.4		Interest and items of a similar nature received	105,612	551,859
1.5		Interest and other costs of finance paid	(11,265)	(44,822)
1.6		Income taxes paid	—	—
1.7		Grant and other income	—	—
		Net operating cash flows	(2,236,455)	(7,719,074)

+ See chapter 19 for defined terms.

Appendix 4C Page 1

Consolidated statement of cash flows (cont.)

		Current quarter (June 2012) A$	Year to date (twelve months) A$
1.8	Net operating cash flows (carried forward)	(2,236,455)	(7,719,074)
	Cash flows related to investing activities
1.9	Payment for the acquisition of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	(24,257)	(75,299)
	e) other non-current assets	—	—
1.10	Proceeds from the disposal of:
	a) businesses (item 5)	—	—
	b) equity investments	—	20
	c) intellectual property	—	—
	d) physical non-current assets	31,455	31,455
	e) joint venture interest	—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities (refer note below)	537,026	537,026
1.13	Other (provide details if material)	—	—
	Net investing cash flows	544,224	493,202
1.14	Total operating and investing cash flows	(1,692,231)	(7,225,872)
	Cash flows related to financing activities
1.15	Net proceeds from the issue of shares	—	10,902,037
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Net proceeds from borrowings (refer note below)	150,000	994,877
1.18	Repayment of borrowings (refer note below)	(1,000,837)	(1,000,837)
1.19	Dividends paid	—	—
1.20	Repayment of finance lease principal	(13,136)	(50,133)
	Net financing cash flows	(863,973)	10,845,944
	Net increase / (decrease) in cash held	(2,556,204)	3,620,072
1.21	Cash at beginning of quarter / year to date	11,449,810	5,104,667
1.22	Exchange rate adjustments	6,629	175,496
1.23	Cash at end of quarter	8,900,235	8,900,235

Note:         Items 1.12, 1.17 and 1.18 relate to net cash flows associated with the Company’s former subsidiary, ImmunAid Pty. Ltd., which was deconsolidated from the Group on 12 April 2012 — refer also Item 5.

+ See chapter 19 for defined terms.

Appendix 4C Page 2

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A

1.24	Aggregate amount of payments to the parties included in item 1.2	99,627

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

The amount included at Item 1.24 includes $82,349 paid to Directors during the quarter in respect of fees and superannuation. The amount also includes $17,278 in commissions and consulting fees paid to a former Director and substantial shareholder in respect of services rendered to the Company by that individual and parties associated with him.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None during the quarter under review

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None during the quarter under review

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	—	—

3.2	Credit standby arrangements Hire purchase facility	2,500,000	17,748

+ See chapter 19 for defined terms.

Appendix 4C Page 3

Reconciliation of cash

Reconciliation of cash at the end of the quarter

(as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:

		Current quarter (June 2012) $A	Previous quarter (March 2012) $A
4.1	Cash on hand and at bank	2,380,114	2,949,810

4.2	Term deposits	6,520,121	8,500,000

4.3	Bank overdraft	—	—

4.4	Commercial Bills of Exchange	—	—

	Total cash at end of quarter (item 1.23)	8,900,235	11,449,810

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))

5.1	Name of entity	Not applicable	ImmunAid Pty. Ltd.

5.2	Place of incorporation or registration		Victoria, Australia

5.3	Consideration for disposal (refer note below)		Not applicable

5.4	Total net assets on date of deconsolidation		$466,445

5.5	Nature of business		Research / development

Note:                  The “disposal” of ImmunAid Pty. Ltd. arose following the raising of $1,000,000 in new equity by that company, as a result of which ImmunAid Pty. Ltd. was deconsolidated from the Group on 12 April 2012.  During the quarter, Genetic Technologies Limited sold no shares in that company.

Compliance statement

1                      This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2                      This statement does give a true and fair view of the matters disclosed.

Sign here:		Date:	30 July 2012
Chief Executive Officer

Print name:	Dr. Paul D.R. MacLeman

+ See chapter 19 for defined terms.

Appendix 4C Page 4

Notes

1.                             The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.                             The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requested by AASB 107 that are not already itemised in this report.

3.                             Accounting Standards.  ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Appendix 4C Page 5